SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         PROVIDENT COMPANIES, INC.
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 per share
                      (Title of Class of Securities)

                               743862 10 4
                             (CUSIP Number)

                            Wayne W. Juchatz
                         Executive Vice President
                           and General Counsel
                               Textron Inc.
                          40 Westminster Street
                        Providence, RI  02903-2596
                               (401) 421-2800
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             November 5, 1996
                      (Date of Event which Requires
                        Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Schedule 13D, and is filing this
        Schedule because of Rule 13d-1(b)(3) or (4), check
        the following box:                      ( )



                               SCHEDULE 13D

   CUSIP No. 743862 10 4
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Textron Inc.
        I.R.S. Identification No. - 05-0315468

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)  (X)
                                                     (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        Not applicable
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    ( )

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      None
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       18,367,424
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        None
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        18,367,424
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        18,367,424
   _________________________________________________________________
   (12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        40.3%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________



                               SCHEDULE 13D

   CUSIP No. 743862 10 4
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        The Paul Revere Corporation
        I.R.S. Identification No. - 04-3176707

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)  (X)
                                                     (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        Not applicable
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    ( )

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Massachusetts
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      None
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       18,367,424
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        None
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        18,367,424
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        18,367,424
   _________________________________________________________________
   (12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        40.3%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


                                SCHEDULE 13D
                             (AMENDMENT NO. 1)

               This Amendment No. 1 amends the Statement on Schedule 13D, dated May 8, 1996 (the "Schedule 13D"), filed by Textron Inc. ("Textron") and The Paul Revere Corporation ("Paul Revere"), relating to the shares of common stock, par value $1.00 per share (the "Shares"), of Provident Companies, Inc. (the "Company"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 13D. The term "Statement," as used herein, refers to the
     Schedule 13D and this Amendment No. 1 thereto, collectively.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended as follows:

               The Amended and Restated Provident Voting Agreement described in Item 4 of this Statement was entered into by the Stockholders as an inducement to Paul Revere to enter into the Amended and Restated Merger Agreement and to Textron to enter into the Amended and Restated Textron Voting Agreement, as described in Item 4. Except as set forth in the preceding sentence, neither Textron nor Paul Revere has paid any consideration in connection with entering into the Amended and Restated Provident Voting Agreement.

     ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended as follows:

               On November 5, 1996, in order to induce Paul Revere to enter into the Amended and Restated Merger Agreement and Textron to enter into the Amended and Restated Textron Voting Agreement described herein, each of the Stockholders entered into the Amended and Restated Voting Agreement dated as of April 29, 1996 with Textron and Paul Revere (the "Amended and Restated Provident Voting Agreement"). The Amended and Restated Provident Voting Agreement is attached to this Statement as Exhibit 7 and the description of the Amended and Restated Provident Voting Agreement contained herein is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference in its entirety.

               The Amended and Restated Provident Voting Agreement does not change any of the Stockholders' obligations with respect to the voting or Transfer of the Shares from those set forth in the Provident Voting Agreement. The Amended and Restated Provident Voting Agreement amended and restated the Provident Voting Agreement to provide that the final date as of which the Amended and Restated Provident Voting Agreement would terminate, if not earlier terminated, would be May 28, 1997. In addition, Schedule A of the Amended and Restated Provident Voting Agreement was amended to reflect, as of November 5, 1996, changes in the beneficial ownership of Shares by the Stockholders from April 4, 1996. The Aggregate number of Shares owned beneficially by the Stockholders and which are subject to the Amended and Restated Provident Voting Agreement increased to 18,367,424, representing approximately 40.3% of the Shares outstanding as of September 30, 1996, based upon the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

               Also on November 5, 1996, in order to induce the Company to enter into the Amended and Restated Merger Agreement, Textron entered into an Amended and Restated Voting Agreement dated as of April 29, 1996 with the Company (the "Amended and Restated Textron Voting Agreement").

               The Amended and Restated Textron Voting Agreement does not change any of Textron's obligations with respect to the voting or Transfer of the shares of Paul Revere Common Stock owned by Textron from those set forth in the Textron Voting Agreement. The number of shares of Paul Revere Common Stock owned by Textron as of November 5, 1996 (37,500,000, or approximately 83.33% of the shares of Paul Revere Common Stock outstanding as of such date) remains unchanged from April 29, 1996.

               The Amended and Restated Textron Voting Agreement amended and restated the Textron Voting Agreement to provide, among other things, (i) that, concurrently with the consummation of the Merger, Textron will pay to the Company $25 million in cash, (ii) that, at or prior to the Effective Time, Textron will contribute to Paul Revere one used Cessna aircraft, (iii) that the Company will have the right, as soon as the same shall become available to Textron from the manufacturer, to receive from Textron one new Cessna aircraft and (v) that, prior to the effective time of the Merger, Textron will make a capital contribution to Paul Revere in the amount of the statutory reserve strengthening required by the Commissioner of Insurance of the Commonwealth of Massachusetts as a condition to granting any necessary consents in connection with the transactions contemplated by the Amended and Restated Merger Agreement, subject to a requirement that Textron contribute at least $100 million, but under no circumstances in excess of $180 million, for such purposes. In addition, Textron has agreed, under certain circumstances, to indemnify Paul Revere and certain Paul Revere-related parties (including the Company and certain Company-related parties) for claims brought by stockholders or former stockholders of Paul Revere or Textron, or by any governmental authority or agency. The final date as of which the Amended and Restated Textron Voting Agreement would terminate, if not earlier terminated, was also extended to May 28, 1997.

               The Amended and Restated Textron Voting Agreement is attached to this Statement as Exhibit 8 and the description of the Amended and Restated Textron Voting Agreement contained herein is qualified in its entirety by reference to such Exhibit which is hereby incorporated by reference in its entirety.

               A copy of the Amended and Restated Merger Agreement is attached to this Statement as Exhibit 9 and the description of the Amended and Restated Merger Agreement contained herein is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference in its entirety.

               The Amended and Restated Merger Agreement amended the Merger Agreement to provide, among other things, that the number of Shares which Textron will be entitled to receive in exchange for each share of Paul Revere Common Stock held by it (in addition to the $20.00 in cash which Textron will be entitled to receive in exchange for each such share) will be determined on the basis of the Textron Exchange Ratio (as defined below) instead of the Exchange Ratio which is applicable to shares of Paul Revere Common Stock held by the other stockholders of Paul Revere.

               The "Textron Exchange Ratio" will be determined by dividing $1.00 by the average of the closing prices for the Shares as reported in the New York Stock Exchange, Inc. Composite Transactions for the twenty trading days ending on the fifth trading day prior to the effective time of the Merger as reported in The Wall Street Journal, except that the Textron Exchange Ratio shall under no circumstances be higher than 0.0343 or lower than 0.0263.

               The amendments to the Merger Agreement do not change the consideration payable to stockholders of Paul Revere other than Textron in the Merger.


     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended as follows:

               Based on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, on September 30, 1996, there were 45,574,374 Shares outstanding. The share ownership percentages set forth below are based on that number of Shares outstanding.

               (a) and (b) Each of the Reporting Persons may be deemed to beneficially own 18,367,424 Shares, representing the total of the Shares held by the Stockholders (the "Voting Shares"), which constitute approximately 40.3% of the Shares outstanding. In accordance with Rule 13d-3 of the General Rules and Regulations of the Act, each of the Reporting Persons may be deemed to beneficially own the Voting Shares because, as more fully described in Item 4 of this Statement, under the Amended and Restated Provident Voting Agreement the Stockholders have granted Textron and Paul Revere the right to specifically enforce the Stockholders' obligations pursuant to the Amended and Restated Provident Voting Agreement, including obligations with regard to the voting and disposition of the Voting Shares.

               By virtue of the Amended and Restated Provident Voting Agreement, each of the Reporting Persons may be deemed to beneficially own the Voting Shares with shared power to vote and to direct the vote of such Voting Shares and shared power to dispose and to direct the disposition of such Voting Shares. The Reporting Persons expressly disclaim beneficial ownership of the Voting Shares.

               (c) Except as set forth in this Item 5, none of the Reporting Persons and, to the best knowledge of each of the Reporting Persons, none of their respective executive officers and directors identified on Schedules A and B of the Schedule 13D, beneficially own any Shares or has effected any transaction in Shares during the past 60 days.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.


                                 SIGNATURES

               After reasonable inquiry and to be best of my knowledge and belief, I certify that the Information set forth in this Statement is true, complete and correct.

     Dated:  November 21, 1996
                                    TEXTRON INC.

                                    By: /s/ Arnold M. Friedman
                                       Name:  Arnold M. Friedman
                                       Title:  Vice President and
                                               Deputy General Counsel


                                 SIGNATURES

               After reasonable inquiry and to be best of my knowledge and belief, I certify that the Information set forth in this Statement is true, complete and correct.

     Dated:  November 21, 1996
                                       THE PAUL REVERE CORPORATION

                                       By: /s/  John H. Budd
                                          Name: John H. Budd
                                          Title: Senior Vice President/General
                                                Counsel/Secretary



                             INDEX TO EXHIBITS

      Number        Description                             Page

      Exhibit 1     Agreement by and among the Reporting
                    Persons that this Statement on
                    Schedule 13D and any amendment hereto
                    are filed on behalf of each of them*

      Exhibit 2     Voting Agreement, dated as of April
                    29, 1996 among Textron Inc., The Paul
                    Revere Corporation and the
                    stockholders of Provident Companies,
                    Inc. listed on Schedule A thereto*

      Exhibit 3     Voting Agreement and Election dated as
                    of April 29, 1996 between Textron Inc.
                    and Provident Companies, Inc.*

      Exhibit 4     Agreement and Plan of Merger dated as
                    of April 29, 1996 by and among
                    Provident Companies, Inc., Patriot
                    Acquisition Corporation and The Paul
                    Revere Corporation*

      Exhibit 5     Standstill Agreement dated as of April
                    29, 1996 between Provident Companies,
                    Inc. and Textron Inc.*

      Exhibit 6     Registration Rights Agreement dated as
                    of April 29, 1996 between Textron Inc.
                    and Provident Companies, Inc.*

      Exhibit 7     Amended and Restated Voting Agreement,
                    dated as of April 29, 1996 among
                    Textron Inc., The Paul Revere
                    Corporation and the stockholders of
                    Provident Companies, Inc. listed on
                    Schedule A thereto

      Exhibit 8     Amended and Restated Voting Agreement
                    dated as of April 29, 1996 between
                    Textron Inc. and Provident Companies,
                    Inc.

      Exhibit 9     Amended and Restated Agreement and
                    Plan of Merger dated as of April 29,
                    1996 by and among Provident Companies,
                    Inc., Patriot Acquisition Corporation
                    and The Paul Revere Corporation

          _______________
          *    Filed previously with the Schedule 13D.